July 30, 2004

Dear Foster Wheeler Trust Preferred Security Holder:

        This large package of materials that you have just received contains some very important information for you, a holder of Foster Wheeler trust preferred securities. This package supplements the one you received approximately seven weeks ago and contains a new prospectus.

        On June 11, 2004, Foster Wheeler, an international engineering and construction firm with total operating revenues in 2003 of approximately $3.7 billion, launched an exchange offer involving a number of its securities. The Company has revised the terms of the exchange offer which, if successfully completed, would:

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  Exchange your trust preferred security for equity by providing you with 0.76 common shares and 0.0123 preferred shares for each trust preferred security (liquidation amount $25). Each preferred share is convertible into 1,300 common shares, subject to certain conditions described in the materials provided to you. So, on an as-converted basis, you would receive 16.75 common shares of Foster Wheeler for each trust security that you hold (assuming conversion of the preferred shares being offered to you).

  In addition, for each trust preferred security that you tender, you would receive one warrant, exercisable into approximately 41.9 common shares of Foster Wheeler if 100% of the trust preferred securities holders participate in the exchange offer (and approximately 30.5 common shares if 75% participate).

        Concurrently with the exchange offer, a group of institutional holders will make an investment of $120 million in Foster Wheeler in the form of new senior secured notes due 2011.

        Overall, the benefits to Foster Wheeler of the exchange offer and the $120 million investment would include: (1) debt reduction of nearly $410 million; (2) annual interest expense reduction of approximately $22 million; and (3) elimination of any material scheduled corporate debt maturities until 2011.

        The revised terms have been negotiated with a group of institutional investors, including holders of nearly 20% of the trust preferred securities who have agreed to support the exchange offer by signing agreements not to transfer their securities.

        In order to satisfy the conditions of the exchange offer, holders of at least 75% of the trust preferred securities must tender their securities.

        We are hopeful that you will give this exchange offer your consideration. Please contact your broker who has been provided the necessary instructions or refer to the Instruction Letter that has been included in this package of materials. If you have already tendered your securities and still wish to participate in the exchange offer under the revised terms, you do not need to take any additional steps. If you have tendered your securities and do not wish to participate, you must withdraw your tender.

Should you have any questions, please contact Georgeson Shareholder Communications at (800) 891-3214.

Thank you for your time.

Very truly yours,

John T. La Duc Executive Vice President and Chief Financial Officer Foster Wheeler Ltd.

FOSTER WHEELER LTD.
CLARENDON HOUSE, 2 CHURCH STREET
HAMILTON, HM CX, BERMUDA
MAILING ADDRESS: PERRYVILLE CORPORATE PARK, CLINTON, NJ 08809-4000
TEL: (908) 730-4000